SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

VAPOTHERM, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

922107107

(CUSIP Number)

Nicholas T. Walrod

2540 NE MLK Jr. Boulevard

Portland, OR 97212

(503) 808-9645

With copy to:

Gloria M. Skigen, Esq.

Holland & Knight LLP

One Stamford Plaza 263 Tresser Boulevard Suite 1400

Stamford, CT 06901

(203) 905-4526

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922107107	13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Vapotherm Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,350,587
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,350,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,587
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(1)
14	TYPE OF REPORTING PERSON OO

(1)

The percentage set forth in row (13) is based on the 25,661,162 outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of Vapotherm, Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding as of October 29, 2020 on the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on November 4, 2020.

CUSIP No. 922107107	13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) 3x5 Special Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 604,974
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 604,974

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,974
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%(1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 922107107	13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) 3x5 Special Opportunity Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 604,974(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 604,974(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,974(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%(1)
14	TYPE OF REPORTING PERSON OO

(2)

Includes 604,974 shares of Common Stock owned by 3x5 Special Opportunity Fund, L.P., a Delaware limited partnership (“3x5 SOF”). 3x5 Special Opportunity Partners, LLC, a Delaware limited liability company (“3x5 SOP”), is the general partner of 3x5 SOF and has voting and dispositive power of the shares of Common Stock held by 3x5 SOF, and as a result, may be deemed to beneficially own the shares of Common Stock owned by 3x5 SOF.

CUSIP No. 922107107	13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) 3x5 Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,960,811(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,960,811(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,960,811(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(1)
14	TYPE OF REPORTING PERSON OO

(3)

Includes (i) 5,250 shares held by Arnerich 3x5 Special Opportunity Managers, L.P., a Delaware limited partnership (“Arnerich 3x5”), (ii) 1,350,587 shares of Common Stock held by Vapotherm Investors, LLC, a Delaware limited liability company (“VIL”), and (iii) 604,974 shares of Common Stock held by 3x5 SOF. 3x5 Partners, LLC, a Delaware limited liability company (“3x5 Partners”), is the general partner of Arnerich 3x5, and has voting and dispositive power of the shares of Common Stock held by Arnerich 3x5, and as a result, may be deemed to beneficially own the shares of Common Stock owned by Arnerich 3x5. 3x5 Partners is the managing member of VIL and has voting and dispositive power of the shares of Common Stock held by VIL, and as a result, may be deemed to beneficially own the shares of Common Stock owned by VIL. 3x5 Partners is a member of 3x5 SOP, which is the general partner of 3x5 SOF, and has voting and dispositive power of the shares of Common Stock held by 3x5 SOF, and as a result, may be deemed to beneficially own the shares of Common Stock owned by 3x5 SOF.

CUSIP No. 922107107	13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Arnerich 3x5 Special Opportunity Managers, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *%(1)
14	TYPE OF REPORTING PERSON PN

*	Denotes less than 0.1%.

CUSIP No. 922107107	13D/A	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Anthony L. Arnerich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,192(4)
	8	SHARED VOTING POWER 1,960,811(5)
	9	SOLE DISPOSITIVE POWER 12,192
	10	SHARED DISPOSITIVE POWER 1,960,811(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,973,003(4)(5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%(1)
14	TYPE OF REPORTING PERSON IN

(4)	Includes 2,984 shares of Common Stock held by the Anthony L. Arnerich Trust.
(5)

Includes (i) 604,974 shares of Common Stock held by 3x5 SOF, (ii) 1,350,587 shares of Common Stock held by VIL, and (iii) 5,250 shares of Common Stock held by Arnerich 3x5. Mr Arnerich is a managing member of 3x5 Partners, the managing member of VIL and a member of 3x5 SOP, the general partner of 3x5 SOF, and the general partner of Arnerich 3x5. As a result, Mr. Arnerich may be deemed to beneficially own the shares of Common Stock owned by 3x5 SOF, VIL, 3x5 Partners, and Arnerich 3x5. Mr. Arnerich is a member of the Issuer’s Board of Directors.

CUSIP No. 922107107	13D/A	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Nicholas T. Walrod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,006(6)
	8	SHARED VOTING POWER 1,960,811(7)
	9	SOLE DISPOSITIVE POWER 1,006(6)
	10	SHARED DISPOSITIVE POWER 1,960,811(7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,961,817(6)(7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(1)
14	TYPE OF REPORTING PERSON IN

(6)	Represents shares of Common Stock held by the Nicholas T. Walrod Trust.
(7)

Includes (i) 604,974 shares of Common Stock held by 3x5 SOF, (ii) 1,350,587 shares of Common Stock held by VIL, and (iii) 5,250 shares of Common Stock held by Arnerich 3x5. Mr Walrod is a managing member of 3x5 Partners, the managing member of VIL and a member of 3x5 SOP, the general partner of 3x5 SOF, and the general partner of Arnerich 3x5. As a result, Mr. Walrod may be deemed to beneficially own the shares of Common Stock owned by 3x5 SOF, VIL, 3x5 Partners, and Arnerich 3x5.

CUSIP No. 922107107	13D/A	Page 9 of 12 Pages

Schedule 13D/A

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amends the statement on Schedule 13D filed on December 28, 2018, as amended by Amendment No. 1 to Schedule 13D filed on September 2, 2020 (the “Schedule 13D”). This Statement constitutes Amendment No. 2 to the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

No change.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

No change.

Item 4. Purpose of the Transaction.

No change.

CUSIP No. 922107107	13D/A	Page 10 of 12 Pages

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Entity or Individual	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(*)
Vapotherm Investors, LLC	1,350,587	0	1,350,587	0	1,350,587	1,350,587	5.3%
3x5 Special Opportunity Fund, L.P.	604,974	0	604,974	0	604,974	604,974	2.4%
3x5 Special Opportunity Partners, LLC(1)	0	0	604,974	0	604,974	604,974	2.4%
3x5 Partners, LLC(2)	0	0	1,960,811	0	1,960,811	1,960,811	7.6%
Arnerich 3x5 Special Opportunity Managers, L.P.	5,250	0	5,250	0	5,250	5,250	* *
Anthony L. Arnerich(3)	9,208	12,192	1,960,811	12,192	1,960,811	1,973,003	7.7%
Nicholas T. Walrod(4)	0	1,006	1,960,811	1,006	1,960,811	1,961,817	7.6%

(*)	Based on the 25,661,162 outstanding shares of Common Stock reported by the Issuer to be outstanding as of October 29, 2020 on the Issuer’s Form 10-Q, filed with the SEC on November 4, 2020.
(**)	Denotes less than 0.1%.
(1)	3x5 SOP, as the general partner of 3x5 SOF, may be deemed to beneficially own the 604,974 shares of Common Stock owned by 3x5 SOF.
(2)

3x5 Partners, as the managing member of VIL, a member of 3x5 SOP (the general partner of 3x5 SOF), and the general partner of Arnerich 3x5, may be deemed to beneficially own the 1,350,587 shares of Common Stock owned by VIL, the 604,974 shares of Common Stock owned by 3x5 SOP, and the 5,250 shares of Common Stock owned by Arnerich 3x5.

(3)

Mr Arnerich is a managing member of 3x5 Partners, which is the managing member of VIL, a member of 3x5 SOP (the general partner of 3x5 SOF), and the general partner of Arnerich 3x5. As a result, Mr. Arnerich may be deemed to beneficially own the shares of Common Stock owned by 3x5 SOF, VIL, 3x5 Partners, and Arnerich 3x5. Mr. Arnerich is a member of the Issuer’s board of directors.

(4)

Mr Walrod is a managing member of 3x5 Partners, which is the managing member of VIL, a member of 3x5 SOP (the general partner of 3x5 SOF), and the general partner of Arnerich 3x5. As a result, Mr. Walrod may be deemed to beneficially own the shares of Common Stock owned by 3x5 SOF, VIL, 3x5 Partners, and Arnerich 3x5.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein, except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c) The Reporting Persons have entered into the following transactions in shares of the Issuer’s Common Stock during the last 60 days: On December 7, 2020, VIL distributed shares of Common Stock pro rata without consideration to its members, as reported on a Form 4 filed with the SEC on December 9, 2020. On December 7, 2020, 3x5 SOF

CUSIP No. 922107107	13D/A	Page 11 of 12 Pages

distributed shares of Common Stock pro rata without consideration to its general partners and limited partners, as reported on a Form 4 filed with the SEC on December 9, 2020. On December 8-9, 2020, 3x5 SOF sold 25,000 shares of Common Stock, as reported on a Form 4 filed with the SEC on December 9, 2020. On December 14, 2020, 3x5 Partners sold 26,600 shares of Common Stock at a price of $27.00 per share. On December 15, 2020, 3x5 Partners sold 3,400 shares of Common Stock at a price of $27.0327 per share.

(d) No change.

(e) No change.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No change.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated September 2, 2020, by and among the Reporting Persons (incorporated by reference to Exhibit A to the Schedule 13D/A filed by the Reporting Persons on September 2, 2020).

CUSIP No. 922107107	13D/A	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 16, 2020

Vapotherm Investors, LLC		3x5 Partners, LLC

By:	3x5 Partners, LLC,	By:	/s/ Anthony L. Arnerich
	its managing member		Name: Anthony L. Arnerich
Title: Managing Member
By:	/s/ Anthony L. Arnerich
Name: Anthony L. Arnerich
Title: Managing Member

3x5 Special Opportunity Fund, L.P.		3x5 Special Opportunity Partners, LLC

By:	3x5 Special Opportunity Partners, LLC,	By:	3x5 Partners, LLC
	its general partner		its member

By:	3x5 Partners, LLC	By:	/s/ Anthony L. Arnerich
	its member		Name: Anthony L. Arnerich
Title: Managing Member
By:	/s/ Anthony L. Arnerich
Name: Anthony L. Arnerich
Title: Managing Member

Arnerich 3x5 Special Opportunity Managers, L.P.

By:	3x5 Partners, LLC	/s/ Nicholas T. Walrod
	its general partner	Nicholas T. Walrod

By:	/s/ Anthony L. Arnerich
Name: Anthony L. Arnerich
Title: Managing Member

/s/ Anthony L. Arnerich
Anthony L. Arnerich

[Signature Page of Schedule 13D/A]